# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: ordinary shares
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403
Date of event which requires filing of this statement: 05/18/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002136560
Persons authorized to receive notices and communications: Tyler White, 2350 East Germann Road, Chandler, Arizona (AZ), 85286, 4806127662

## Reporting persons
- White Tyler Kent (CIK 0002136560): type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); source of funds: personal funds (PF); sole voting power 450,000; shared voting power 0; sole dispositive power 450,000; shared dispositive power 0; aggregate amount beneficially owned 450,000 (35.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: ordinary shares
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403

## Item 2. Identity and Background
Name of person filing: Tyler Kent White
Residence or business address: 2350 E Germann Rd, Chandler AZ 85286
Present principal occupation or employment: Business owner. White and White Contracting LLC, 2350 E Germann Rd, Suite 27, Chandler AZ 85286
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used personal funds to acquire the 450,000 Ordinary Shares reported herein. The aggregate purchase price for all shares was approximately $59,977, including brokerage commissions. No part of the purchase price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Ordinary Shares reported herein for investment purposes only, based on the Reporting Person's belief that the securities represented an attractive investment opportunity at the prices at which they were acquired. The Reporting Person acquired the shares using personal funds in open market transactions through a broker.

The Reporting Person is filing this Schedule 13D because the Reporting Person's beneficial ownership exceeds 20% of the outstanding Ordinary Shares and the Reporting Person is therefore not eligible to report on Schedule 13G as a Passive Investor under Rule 13d-1(c). The Reporting Person previously filed a Schedule 13G and amendments thereto with respect to the Ordinary Shares.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, depending on various factors including the Issuer's business, financial condition, results of operations and prospects, general economic and market conditions, the trading price of the securities, and other investment opportunities available to the Reporting Person, from time to time acquire additional securities of the Issuer in the open market or otherwise, or dispose of all or a portion of the securities that the Reporting Person now owns or may hereafter acquire.

Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 450,000 Ordinary Shares of the Issuer, representing approximately 35.1% of the outstanding Ordinary Shares, based on 1,282,052 Ordinary Shares outstanding as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on April 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to all 450,000 Ordinary Shares. The Reporting Person has shared voting power and shared dispositive power with respect to none of the shares.
Transactions in the class effected during the past sixty days:
The following transactions in the Ordinary Shares of the Issuer were effected by the Reporting Person during the past sixty (60) days. All transactions were open market purchases effected through a broker.
May 18, 2026 Purchase of 220,000 Ordinary Shares at $0.1450 per share
May 18, 2026 Purchase of 40,000 Ordinary Shares at $0.1451 per share
May 20, 2026 Purchase of 40,000 Ordinary Shares at $0.1337 per share
May 21, 2026 Purchase of 20,000 Ordinary Shares at $0.1146 per share
May 21, 2026 Purchase of 80,000 Ordinary Shares at $0.1142 per share
May 27, 2026 Purchase of 15,000 Ordinary Shares at $0.1105 per share
May 27, 2026 Purchase of 35,000 Ordinary Shares at $0.1097 per share
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- White Tyler Kent: Tyler Kent White, Individual (06/01/2026)